EXHIBIT 12
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter			Six months
	ended June 30		,	ended June 30		,
(in millions)	2006	2005		2006	2005

Earnings, including interest on deposits (1):
Income before income tax expense	$3,181	$2,857		$6,229	$5,669
Fixed charges	3,145	1,713		5,860	3,183

	$6,326	$4,570		$12,089	$8,852

Fixed charges (1):
Interest expense	$3,093	$1,664		$5,755	$3,084
Estimated interest component of net rental expense	52	49		105	99

	$3,145	$1,713		$5,860	$3,183

Ratio of earnings to fixed charges (2)	2.01	2.67		2.06	2.78

Earnings, excluding interest on deposits:
Income before income tax expense	$3,181	$2,857		$6,229	$5,669
Fixed charges	1,351	888		2,584	1,666

	$4,532	$3,745		$8,813	$7,335

Fixed charges:
Interest expense	$3,093	$1,664		$5,755	$3,084
Less interest on deposits	1,794	825		3,276	1,517
Estimated interest component of net rental expense	52	49		105	99

	$1,351	$888		$2,584	$1,666

Ratio of earnings to fixed charges (2)	3.35	4.22		3.41	4.40

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.